650 Page Mill Road Palo Alto, CA 94304-1050
PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 20, 2012

Via Secure E-Mail

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram
Chambre Malone
Nudrat Salik
Rufus Decker

Re:	SolarCity Corporation
Confidential Draft Registration Statement on Form S-1
Submitted June 21, 2012
CIK No. 0001408356

Ladies and Gentlemen:

On behalf of our client, SolarCity Corporation (“SolarCity” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 5, 2012 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, SolarCity has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on June 21, 2012.

We also note that the revised draft Registration Statement includes revised artwork in the inside front prospectus cover and gatefold.

We have repeated the Staff’s comments below in boldface type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean SolarCity.

General

1.	We note your response to comment one in our letter dated May 23, 2012. We note that you use a knowledge qualifier in your statement that no broker or dealer participating in your offering has published or distributed a research report in reliance upon Section 2(a)(3) of the Securities Act. Since you have the ability to obtain representations from brokers or dealers participating in your offering in this regard, please provide us with a firm statement, without a qualifier, regarding our inquiry.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission

July 20, 2012

SolarCity Response:

In response to the Staff’s comment, we confirm that no broker or dealer that is participating or will participate in our initial public offering has published or distributed a research report about SolarCity in reliance upon Section 2(a)(3) of the Securities Act.

Overview, page 1

2.	We note in your overview that you discuss generating revenue, receiving increasing cash payments that have grown at a compounded annual rate of 123% and raising $1.53 billion through your investment funds. To achieve balance in your prospectus summary disclosure, please revise your disclosure here to also state that you have experienced substantial net losses in the past five years.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 2 to state that we have experienced substantial net losses over the past five years as a result of our significant investments in our infrastructure and personnel to support the growth of our business.

3.	We note your response to prior comment nine in our letter dated May 23, 2012. Please ensure that the consents are dated, signed and filed as separate exhibits when you file your public registration statement. See Item 601(b) (23) of Regulation S-K.

SolarCity Response:

We supplementally advise the Staff that we have confirmed that the sources of industry data referenced in our response to prior Comment No. 9 in the Staff’s letter dated May 23, 2012 are widely available to the public, either for free or, in the case of Bloomberg New Energy Finance, for a nominal, preset subscription fee that one of the underwriters for this offering previously paid. Otherwise, we have not compensated any party for these sources. Although the underwriters for this offering received permission from Lawrence Berkeley National Laboratory and Bloomberg New Energy Finance on our behalf in order to properly cite such sources in the Registration Statement, as referenced in our response to prior Comment No. 9, each of these sources confirmed that they considered such permission to be unnecessary given the publicly available nature of the information in their respective publications and its limited, cited use in the Registration Statement.

In addition, we re-confirm that information from these sources was not specifically prepared or certified for use in connection with the Registration Statement, nor have any of these sources prepared or certified any portion of the Registration Statement. We are not portraying the authors of any of these sources as an expert with respect to the Registration Statement. Accordingly, we respectfully submit that we are not required to file a consent with respect to any of these sources under Rule 436 of Regulation C or Section 7 of the Securities Act.

Securities and Exchange Commission

July 20, 2012

Summary Consolidated Financial Data, page 8

4.	We note your response to comments 13 and 14 in our letter dated May 23, 2012. It does not appear that additional disclosures were provided here, on page F-8 or in Note 22 clearly showing how you computed each adjustment to the pro forma balance sheet and your pro forma EPS, including a discussion of any significant assumptions and estimates used to arrive at these amounts. Please advise or revise as necessary.

SolarCity Response:

In response to the Staff’s comment, we have expanded our disclosure on page 10 and Note 22 on page F-51 to F-53 to clearly indicate how we have calculated the adjustments to our pro forma balance sheet and pro forma EPS including a discussion of significant assumptions and estimates used to arrive at the amounts, as applicable.

Capitalization Table, page 36

5.	Please clearly show in the notes how you arrived at each pro forma and pro forma as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

SolarCity Response:

In response to the Staff’s comment, we have expanded our disclosure to indicate how we have calculated the pro forma and pro forma as adjusted amounts on page 36.

Management’s Discussion and Analysis

Critical Accounting Policies

Deferred U.S. Treasury Department Grant Proceeds, page 54

6.	We note your response to comment 27 in our letter dated May 23, 2012. Please also disclose how you reflect the impact of the amounts you are obligated to reimburse fund investors based upon the difference between their anticipated benefit from U.S. Treasury grants at the formation of the funds and the benefit they receive from the amounts paid by the U.S. Treasury Department on your statements of operations.

SolarCity Response:

In response to the Staff’s comment, we have expanded our disclosure on page 55 to disclose the impact of the amounts we are obligated to reimburse fund investors based upon the difference between their anticipated benefit from U.S. Treasury grants at the formation of the funds and the benefit they receive from the amounts paid by the U.S. Treasury Department in our consolidated statement of operations.

Securities and Exchange Commission

July 20, 2012

Common Stock Valuations, page 57

7.	You performed a contemporaneous valuation of your common stock as of October 25, 2011 which determined the fair value to be $5.98 per share as of such date. This was the fair value used for transactions in November and December 2011. You performed a contemporaneous valuation of your common stock as of January 31, 2012 which determined the fair value to be $10.74 per share as of such date. Please expand your disclosures to address each of the significant factors that led to an 80% increase during this period. Your discussion should address the estimated impact of each significant factor contributing to the difference in values. Please also disclose what consideration you gave to the sale of Series G preferred stock in February and March 2012.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 61 to expand the discussion of the factors that impacted our common stock valuation during the referenced periods, including our Series G preferred stock financing.

Results of Operations, page 64

8.	Please expand your results of operations discussion to provide investors with a better understanding of the underlying reasons for significant changes in each of your line items from period to period. For example, in your discussion of revenues for the three months ended March 31, 2012, please address the underlying reasons for the significant increases in the number of solar energy systems under leases and power purchase agreements. This increase in revenue was offset in part by a lower average sales price of solar energy systems sold for the three months ended March 31, 2012 compared to the three months ended March 31, 2011. Please discuss the underlying reasons for the lower average sales price of solar energy systems.

SolarCity Response:

In response to the Staff’s comment, we have expanded our results of operations discussion on pages 65 and 68 to quantify, where possible, the impact of each factor when multiple factors contribute to material fluctuations.

9.	We note your response to comment 31 in our letter dated May 23, 2012. We continue to believe that you should expand your disclosures to provide a more clear and comprehensive explanation as to why the use of the hypothetical liquidation at book value method resulted in the allocation of a significant net loss to non-controlling interests and correspondingly net income to stockholders during the year ended December 31, 2011, the three months ended March 31, 2011, and the three months ended March 31, 2012. Your disclosure indicates that the amount of net income (loss) attributable to non-controlling interests is dependent on the contractual provisions of each joint venture fund, the amount of capital contributed to the fund less distributions, the cost of assets sold to a fund in a particular period, and the results of the funds operations. Please separately address the impact of each of these factors in your discussion.

Securities and Exchange Commission

July 20, 2012

SolarCity Response:

In response to the Staff’s comment, we have revised and expanded our disclosure on pages 67-68 and 73 to clarify the factors that affect the loss allocation to the noncontrolling interests, including a discussion of the significant factors that result in these loss allocations.

Liquidity and Capital Resources, page 66

10.	We note your response to comment 33 in our letter dated May 23, 2012. Please clearly disclose whether or not you are dependent upon the offering to meet your liquidity needs for the next 12 months. Please also expand your disclosure to address your recurring net losses, net cash used in operating activities for the three months ended March 31, 2012, and the fact that your credit facilities were fully utilized as of March 31, 2012 in determining that your existing cash and cash equivalents and funds available in your existing investment funds will be sufficient to meet your projected cash requirements for at least the next 12 months.

SolarCity Response:

In response to the Staff’s comment, we have expanded our disclosure on pages 73-74 to clearly disclose that we are not dependent on the offering to meet our liquidity needs for the next 12 months. We have also disclosed that while we have reported operating losses and cash outflows from operating activities for the three months ended March 31, 2012, and our secured credit facilities were fully utilized as of March 31, 2012, we have additional funds available through our investment fund commitments.

Operations and Suppliers, page 92

11.	We have reviewed your response to comment 39 in our letter dated May 23, 2012. We also note your disclosure on page 93 that you enter into master contractual arrangements with your major suppliers. Please file these agreements as exhibits to your registration statement as they appear to be material agreements. In this regard, we note your disclosure in the first risk factor on page 22 in which you state that you depend on a limited number of suppliers and that you may not be able to quickly identify a replacement supplier if any of them are unable to meet your supply needs. See Item 601(b)(10)(ii)(B) of Regulation S-K.

SolarCity Response:

In response to the Staff’s comment, we have revised the disclosure on page 94 to further clarify the terms of our typical contractual arrangements with our key suppliers, as well as certain provisions of one supplier’s shorter-term contract that differ from these typical terms.

We supplementally advise the Staff that our contractual arrangements with our suppliers do not generally provide for the type of price or supply guaranty protections that would either potentially mitigate concerns over the availability of an adequate supply of key components or that would subject us to material financial or performance obligations. These master contracts simply set forth general commercial terms, and we issue purchase orders to purchase components at market prices on an as-needed basis. The single exception to these standard contractual terms is a supply agreement with one of

Securities and Exchange Commission

July 20, 2012

our solar panel providers that has a short-term purchase commitment through the end of 2012. Our maximum financial obligation under this agreement is an amount that we do not consider to be material, and we also have the right to terminate this commitment earlier with a modest payment. We also note that solar panels and inverters are the key components in our solar energy systems, and both of these components have become commodities and are available from a wide range of suppliers.

For all of these reasons, we do not believe that our business is substantially dependent on any individual supply contract. Consequently, we do not believe that any of these agreements would be required to be filed as an exhibit to the Registration Statement under Item 601(b)(10)(ii)(B) of Regulation S-K.

Financial Statements

Consolidated Balance Sheets, page F-3

12.	We note your response to comment 45 in our letter dated May 23, 2012. On page 70 of the Form S-1C, you indicated that the provisions of ASU 2009-17 became effective beginning on January 1, 2010. In this regard, it is not clear how you determined that you do not need to separately present assets that can only be used to settle obligations of the consolidated variable interest entities as well as liabilities for which creditors do not have recourse to your general credit on the face of your balance sheet. Refer to ASC 810-10-45-25. Please advise or revise as necessary.

SolarCity Response:

In response to the Staff’s comment, we have expanded our consolidated balance sheet on page F-3 to disclose assets that can only be used to settle obligations of the consolidated variable interest entities as well as liabilities for which creditors do not have recourse to our general credit.

Consolidated Statements of Cash Flows, page F-6

13.	We note your response to comments 46 and 47 in our letter dated May 23, 2012. You purchase components for solar energy systems that you then install and integrate into fully functioning solar energy systems. In this regard, please address the following:

•

Please help us understand the nature of the amounts included in the payments for the cost of solar energy systems line item on your statements of cash flows. Please revise the title of this line item to clarify that these are solar energy systems to be leased, if true;

•

Please help us understand at what point amounts are transferred from inventory to solar energy systems and how this transfer is reflected on your statements of cash flows, including transfers occurring in a different period from your actual cash payments;

•	Please tell us how you reflect cash flows on your statement related to the sales of solar energy systems that were previously leased; and

Securities and Exchange Commission

July 20, 2012

•

Please provide additional clarity in the notes to your financial statements regarding how you reflect cash flows related to your solar energy systems in your statements of cash flows, including your treatment of transfers occurring in a different period from your actual cash payments.

SolarCity Response:

In response to the Staff’s comment, we advise the Staff that payments for the cost of solar energy systems in our consolidated statement of cash flows includes the cost of raw materials such as photovoltaic panels, inverters and other electrical components, cost of mounting hardware, and labor costs for installation of the systems. This line item also includes direct and indirect overheads allocated to the cost of solar energy systems, as well as initial direct costs related to origination of leases or power purchase agreements with customers comprising certain sales commissions, contract administration costs and sales channel partner referral fees.

We have revised the description of this line item to clarify that these solar energy systems are either leased or held to be leased and also have made conforming changes to the balance sheet and related notes to the financial statements on pages 10, 41, 53, F-3, F-11 and F-25.

We supplementally advise the Staff that we do not carry fully integrated systems within our inventory that are later transferred to solar energy systems that are leased or held to be leased. The work in progress within inventory represents costs that we have incurred on systems that are being installed at customer sites for sale to those customers for cash. The assembly of these systems occurs after we have an executed and binding sales agreement with the cash customers. As such, these systems are not transferred from inventory to solar energy systems leased or held to be leased.

For solar energy systems that are leased or held to be leased, we transfer raw materials from inventory to construction in progress, a component of solar energy systems that are leased or held to be leased, when we have a lease contract signed by a customer. Upon the contract signing, we issue raw materials as the installation of the systems progress. We also accumulate other costs incurred to install these systems, including labor and overheads, within construction in progress as the costs are incurred.

We have considered the following factors to determine our disclosure in the statement of cash flows:

i.	Due to volumes of contracts ongoing at any time, we ordinarily transfer raw materials from inventory to construction in progress within a short period after receiving the raw materials. Typically, to date, the raw materials would not have been paid for until after the transfer to construction in progress;

ii.	The raw material items in a category, e.g. photovoltaic panels, are not unique to a system installation, and we therefore do not separately track the movement of such items at the individual component level to enable us to identify when a component that was transferred to construction in progress would have been paid for;

Securities and Exchange Commission

July 20, 2012

iii.	We have reviewed our accruals relating to solar energy systems that are leased or to be leased and noted that such accruals have not been material; and

iv.	The aggregate payments we have made in any reporting period for raw material purchases and system installation costs for all the systems installed in a period, whether sold, leased or held to be leased, have exceeded the costs incurred on solar energy systems that are leased or to be leased in such period.

Based on the above considerations, we have taken the position that all costs incurred in the installation of solar energy systems that are leased or held to be leased, in any period to date, have been paid for in the period and any accruals at the end of that period relate to items held within inventory. Additionally we have concluded that transfers from inventory to cost of solar energy systems that are leased or to be leased would have no significant cash flows consequences. We advise the Staff that we will continue to review the costs incurred and payments made for inventory and the leased system installations, and we will make adjustments as necessary to ensure the presentation remains appropriate.

We advise the Staff that due to contractual provisions governing our solar energy systems, we do not sell any solar energy systems that are leased or held for lease to customers, unless the customer exercised their lease buy-out options. To date we have not had any material sales of systems that were under leases.

We advise the Staff that as we have enhanced our disclosure as follows:

i.	We have expanded Note 5 on Inventory on page F-24 to indicate that the work in progress within inventory represents costs incurred on solar energy systems to be sold to customers; and

ii.	We have expanded the policy footnote on solar energy systems, leased and to be leased, on page F-12 to indicate that payments for costs incurred on solar energy systems, leased and to be leased, is reflected in the consolidated statement of cash flows under investing activities.

Notes to the Financial Statements

Revenue Recognition, page F-15

14.	We note your response to comment 49 in our letter dated May 23, 2012. Please tell us the amounts reflected in revenue for each period presented related to rebates and incentives assigned from customers as well as the amounts reflected in deferred revenue as of December 31, 2011 and March 31, 2012.

SolarCity Response:

We supplementally advise the Staff that for the year ended December 31, 2011 and the three month period ended March 31, 2012, we included within revenues $6.3 million and $3.1 million, respectively, relating to rebates assigned from customers. Included within deferred revenue as of

Securities and Exchange Commission

July 20, 2012

December 31, 2011 and March 31, 2012, was $68.6 million and $77.1 million, respectively, related to rebates and other incentives assigned to us by our customers.

As explained in our responses to the Staff’s earlier comment No. 49 in our response letter dated June 21, 2012, we consider that the rebate and incentives assigned to us by the customer to be part of the consideration of either the solar energy system sold or a component of the minimum lease payments or payments under power purchase agreement made by the customer to us associated with the solar energy system, and therefore we include the amounts together with other payments from the customers in determining our overall revenues from these arrangements.

15.	We note your response to comment 53 in our letter dated May 23, 2012. Please help us understand how you determined that you retain more than a minor use but less than substantially all of the use of the property for operating leasebacks pursuant to ASC 805-40-25-3. Please specifically address why you would not have substantially all of the use of the property.

SolarCity Response:

In response to the Staff’s comment, we respectfully note that the Accounting Standards Codification Master Glossary defines minor and substantially all as follows:

Minor: When the present value of a reasonable amount of rental for that portion of the leaseback that is subleased is not more than 10 percent of the fair value of the asset sold.

Substantially all: In the context of the concepts underlying the classification criteria of Topic 840, a test based on the 90 percent recovery test in the minimum-lease-payments criterion in paragraph 840–10–25–1(d) could be used as a guideline. That is, if the present value of a reasonable amount of rental for the leaseback represents 10 percent or less of the fair value of the asset sold, the seller-lessee would be presumed to have transferred to the purchaser-lessor the right to substantially all of the remaining use of the property sold. In contrast, if a leaseback of the entire property sold meets the criteria of Topic 840 for classification as a capital lease, the seller-lessee would be presumed to have retained substantially all of the remaining use of the property sold.

We use the above guidance to determine whether we retain a minor or substantially all of the use of the solar energy systems. We had only one sale-leaseback structure which qualified for accounting as an operating leaseback. For this structure the present values of the leaseback payments, including the rebates assigned to the lessor to which we otherwise would have been entitled, was greater than 10% but less than 90% of the fair values of the solar energy systems, thus the leaseback was more than minor per the guidance noted above.

We advise the Staff that for the sale transaction with the operating leaseback, while we leased back all of the assets that were sold, the leaseback did not meet any of the capital lease classification criteria, and consistent with the guidance in ASC 840-20-25-4 we did not have substantially all of the use of the systems and any gains would be deferred over the lease term.

Securities and Exchange Commission

July 20, 2012

Note 10. Long-Term Debt, page F-25 and Note 11. Borrowings Under Bank Lines Credit, page F-27

16.	We note your response to comment 55 in our letter dated May 23, 2012. For each waiver of breaches of covenants provided, please disclose the terms of the waiver, including how long the terms of the covenants were specifically waived. Given that you have had to attain multiple waivers of breaches of covenants, please disclose the actual ratios/amounts as of each reporting date for any material debt covenants. Please also disclose the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

SolarCity Response:

In response to the Staff’s comment, we have revised our disclosure on pages 77-78 and F-29 to disclose the terms of each waiver, the period waived and the actual ratio/amounts.

We supplementally advise the Staff that the non-GAAP EBITDA financial measures and therefore compliance with the bank covenant cannot be reconciled to the consolidated US GAAP financials as presented. As we have disclosed in the revised disclosure on page 77-78, the non-GAAP EBITDA financials measure is derived from both cash and accruals based accounting, forward looking financial forecasts and financial modeling assumptions and attempts to present a uniform financial measure that is agnostic to the investment fund structures deployed in that reporting period. The basis of presentation for the non-GAAP EBITDA financial measure cannot be reconciled to the basis of presentation for contemporaneous consolidated US GAAP financials.

Note 13. Lease Pass-Through Financing Obligation, page F-29

17.	We note your response to comment 57 in our letter dated May 23, 2012. Please address the following:

•

Please help us better understand how your accounting for lease pass-through financing obligations complies with ASC 840-20-35-4(b). When fund investors receive rebates and lease customer payments, you record deferred revenue and reduce the financing obligation by the same amounts. Please help us understand why these are the same amounts. Please also help us understand when the deferred revenue balance is reduced. Please consider providing us with an example;

•

You disclose that the useful life of your solar energy systems is 30 years and the initial term of these lease arrangements range between 10 and 25 years. In this regard, it appears that some of the lease arrangements may exceed 75% or more of the estimated economic life. Please advise;

Securities and Exchange Commission

July 20, 2012

•

Please disclose why you are recording the incentive rebates passed on to investors as revenue and the U.S. Treasury grants income over the estimated useful life of the associated solar energy systems as a credit to depreciation expense; and

•

Under the contractual terms of the lease pass-through arrangements there is a one- time future lease payment reset mechanism that is set to occur after the installation of all the solar energy systems in a fund. As part of this reset process, the investors returns may be adjusted which may result in you having to contribute additional assets or the investor making additional lease payments. Please address what consideration you gave to these provisions in accounting for these obligations as well as provide disclosures related to these provisions on page F-48.

SolarCity Response:

In response to the Staff’s comment, we respectfully note for the Staff that ASC 840-20-35-4(b) states: Until that obligation has been amortized under the procedure described herein, rental payments made by the lessee(s) under the operating lease or leases shall be recorded as revenue by the lessor-transferor, even if such rentals are paid directly to the third-party purchaser.

The procedure of reduction of the obligation is described in paragraph ASC 840-20-35-4(c) which states: A portion of each rental shall be recorded by the lessor-transferor as interest expense, with the remainder to be recorded as a reduction of the obligation.

The guidance in ASC 840-20-35-5 ASC 840-20-35-4(b) addresses a situation where title to the asset subject to the lease is transferred to the buyer and at the end of the deemed term will be owned by the buyer and no longer recognized as an asset of the seller. In the lease pass-through situation, we are not transferring title to the asset but we retain ownership of the assets. Accordingly, we continue to account for the assets as owned assets that are leased to the customer under operating leases. As a result, we continue to apply lease accounting to items that meet the definition of minimum lease payments from the customer lessee. Minimum lease payments from the customer include both the fixed monthly payments due as well as the rights to the rebates that the customer was otherwise entitled to that the operating lease contract required that the customer assign to us. Accordingly, we would record payments made by the customers even if they are paid directly to the investors as deferred revenue and subsequently recognize revenue over the term of the operating lease. The deferred revenue is reduced as revenue is recognized.

In accordance with ASC 840-20-35-4(c), we allocate a portion of the rebates and customer payments paid directly to the investor to interest expense and a portion to reduction of the obligation. Consequently, the reduction in the obligation each month would be less than the amounts of rebates and customer payments made to the investor. We have revised Note 13 on page F-33 to clarify that only a portion of the amount recorded as deferred revenue is used to reduce the obligation, and the other portion is applied to interest expense.

As an illustration, assume that an investor paid us $10 million in a single upfront prepayment with no subsequent payments due. Further assume that the investor expects to receive upfront rebates of $4 million with subsequent 10 annual payments (for simplicity) of $0.8 million each from customers,

Securities and Exchange Commission

July 20, 2012

assuming a 10-year customer lease. The table below summarizes the expected payments and receipts, the interest calculation in accordance with 840-20-35-4 (d), and amortization of revenue and the obligation. For simplicity we have also assumed that no Treasury grants are payable.

Date	Payments by investor to SolarCity	Rebates received by the investor	Lease payments to investor by customers	Total receipt by investor	Financing obligation balance	Interest expense	Revenue recognition
1/1/2011	10,000,000	4,000,000		4,000,000	6,000,000
12/31/2011			800,000	800,000	5,536,268	336,268	1,200,000
12/31/2012			800,000	800,000	5,046,546	310,278	1,200,000
12/31/2013			800,000	800,000	4,529,378	232,832	1,200,000
12/31/2014			800,000	800,000	3,983,225	253,847	1,200,000
12/31/2015			800,000	800,000	3,406,464	223,238	1,200,000
12/31/2016			800,000	800,000	2,797,378	190,914	1,200,000
12/31/2017			800,000	800,000	2,154,156	156,778	1,200,000
12/31/2018			800,000	800,000	1,474,834	120,729	1,200,000
12/31/2019			800,000	800,000	757,544	82,659	1,200,000
12/31/2020			800,000	800,000	(0)	42,456	1,200,000

	10,000,000	4,000,000	8,000,000	12,000,000		2.000,000	12,000,000

Effective interest rate (IRR rate)	6%

The accounting entries we would record for 2011 in the example above would be as follows:

Upon receipt of the payment from the investor:

Dr: Cash	$10 million
Cr: Lease pass-through financing obligation		$10 million

Upon receipt of rebates and customer payments by the investor

Dr: Lease pass-through financing obligation	$4.5 million
Dr: Interest expense	$0.3 million
Cr: Deferred revenue		$4.8 million

This entry reduces the financing obligation over time to zero.

Amortization deferred revenue over time to revenue

Dr: Deferred revenue	$1.2 million
Cr: Operating lease revenue		$1.2 million

This entry reduces the deferred revenue over time to zero.

We acknowledge the Staff’s comment regarding the term of the arrangements with the investors which may range between 10 and 25 years. We supplementally advise the Staff that while the

Securities and Exchange Commission

July 20, 2012

arrangement with the investor may be as long as 25 years, the underlying customer arrangement has an initial term not exceeding 20 years. Since we account for the customer arrangement as operating leases in our records, and account for the investor arrangement as a financing arrangement, the investor term does not affect our lease classification or accounting for our operating lease with the customer. We do not have any customer lease arrangements that exceed 75% of the useful lives of the solar energy systems under the lease pass-through structures. We have revised and expanded our disclosure in Note 13 to clearly indicate that the solar energy systems in these arrangements are subject to leases or power purchase agreements that qualify as leases with customers with initial terms not exceeding 20 years.

As noted previously, we reflect incentive rebates that we require the customer lessee to assign to us as revenue on a straight-line basis over the operating lease term with the customer as we believe they meet the definition of minimum lease payments in ASC 840-40-10-25-5 and 25-6.

Since we retain the assets in our books, we also account for the U.S. Treasury grants generated by the assets, even though these may be paid to the investor. We account for U.S. Treasury grants in accordance with our accounting policies for these items, which is to record deferred U.S. Treasury grant income upon receipt and subsequently amortize the deferred U.S. Treasury grant income over the estimated useful life of the associated assets. We have expanded our disclosure to better explain why we recognize U.S. Treasury grants and incentive rebates received by investors in our financial statements under these arrangements.

We advise the Staff that pursuant to the one-time future lease payment reset mechanism, we may be required to contribute additional assets to the investment fund. Since this fund is a wholly owned subsidiary, the contribution of assets would not have any accounting consequences. We note for the Staff that the liability associated with the obligation to contribute additional assets is already reflected on our balance sheet as a financing obligation. Additionally any assets that will be contributed to this fund, which is a wholly owned subsidiary, would be an intercompany transfer and presented as all other leased assets in the consolidated balance sheet. We have expanded our disclosure on page F-34 to indicate the possible accounting consequences of these obligations. We have also enhanced our disclosure in Note 21 on page F-49 to address these obligations.

Note 21. Commitments and Contingencies, page F-48

18.	We note your response to comment 61 in our letter dated May 23, 2012. Please expand your disclosures to provide all of the disclosures required by ASC 460-10-50-4 including information regarding the maximum potential amount of future payments under the guarantees.

SolarCity Response:

In response to the Staff’s comment, we have expanded our disclosure in Note 21 on page F-49 to indicate that the amount of potential future payments under these guarantees is dependent on the amount and timing of future distributions to the investor from the funds, the tax benefits that accrue to the investor from the funds activities and the timing and amounts that we will pay to the investor when we purchase the investor’s ownership in the funds, or the timing and distributions upon liquidation of the funds, and due to uncertainties surrounding these factors, we are unable to estimate the maximum

Securities and Exchange Commission

July 20, 2012

amounts payable under the guarantees. We have also enhanced our disclosure in this Note 21 to address the disclosure required by ASC 460-10-50-4.

Note 22. Earnings Income (Loss) Per Common Stock, page F-49

19.	We note your response to comment 62 in our letter dated May 23, 2012. Please help us better understand the nature of the adjustment to undistributed earnings allocated to convertible redeemable preferred stockholders for the year ended December 31, 2011 and March 31, 2012 pursuant to ASC 260. In this regard, please disclose how this amount is determined and why it would not be the same as the amount described as undistributed earnings allocated to convertible redeemable preferred stockholders.

SolarCity Response:

In response to the Staff’s comment, we supplementally advise the Staff that the ‘adjustment to undistributed earnings allocated to convertible redeemable preferred stockholders’ reflects the reduction to undistributed earnings allocation to preferred stockholders as a result of reallocation of undistributed earnings to reflect the potential impact of dilutive securities. The inclusion of dilutive securities, in this case dilutive stock options, leads to lower income allocation to preferred stockholders since the dilutive securities increase the number of participating securities and the undistributed earnings are allocated pro rata to all participating securities, as-converted where applicable, after the allocation of $0.01 preferred dividend to preferred stockholders. We have revised our disclosure in Note 22 on page F-51 to indicate this.

We further advise the Staff that the amount described as ‘undistributed earnings allocated to convertible redeemable preferred stockholders’ represents the additional income allocated to convertible redeemable preferred stockholders on an as-converted basis after allocation of the $0.01 preferred dividend allocation to the convertible redeemable preferred stockholders. The undistributed earnings allocated to convertible redeemable preferred stockholders for the year ended December 31, 2011 and three months ended March 31, 2012 was determined by dividing the available undistributed earnings for each respective period, as adjusted for the noncumulative dividends on convertible redeemable preferred stock, by the sum of the weighted average shares of common stock and convertible redeemable preferred stock as-converted, and multiplying the result by the number of convertible redeemable preferred stock as-converted. We have also expanded our disclosure on page F-52 to indicate that the undistributed earnings allocated to convertible redeemable preferred stockholders represents the share of available undistributed earnings as adjusted for the noncumulative dividends that would be allocated to convertible redeemable preferred stockholders on an as-converted basis.

* * * *

Securities and Exchange Commission

July 20, 2012

Please direct any questions with respect to this confidential submission to the undersigned at (650) 320-4658 or sbernard@wsgr.com, or to Seth R. Weissman, the Company’s Vice President, General Counsel and Secretary, at (650) 963-5826 or sweissman@solarcity.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:	Lyndon Rive, SolarCity Corporation
Robert D. Kelly, SolarCity Corporation
Seth R. Weissman, SolarCity Corporation
Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP